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                [The King Management Corporation Letterhead]

September 8, 1999


Board of Directors
Sunrise International Leasing Corporation
5500 Wayzata Boulevard
Suite 725
Golden Valley, Minnesota 55416

Dear Members of the Board:

This letter is to inform you that I am interested in acquiring all of the outstanding shares of Sunrise International Leasing Corporation that I currently do not own or control.

I suggest that the structure and terms of the proposed transaction be determined through negotiations between me and a newly created Special Committee of the Board of Directors. I would contemplate that this committee would consist of all of the disinterested members of the Company's Board of Directors. My proposal is subject to, among other things, the determination of the price and structure of a transaction and the execution of a definitive acquisition agreement. Until I execute a definitive agreement, I will retain the right to terminate negotiations for any reason.

I look forward to beginning negotiations concerning my proposal.

Sincerely,

/s/ Peter J. King
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Peter J. King
Chairman of the Board
Chief Executive Officer